Filed by Instinet Group Incorporated
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933

                                            Commission File No.: 000-32717
                                            Subject Company: Island Holding
                                            Company, Inc.


The following statements are taken from transcripts of presentations made by executives of Instinet at Instinet's Investor Day and posted on Instinet's website:

Strategic Overview
Jean-Marc Bouhelier, Chief Operating Officer, Instinet Group Incorporated

BOUHELIER:

A final point I want to make on the subject is that there's obviously a trend of consolidation in the market, and as I've said before, we're very excited to actually be leading that consolidation, and we're very excited about this transaction we announced on Monday. And we think that what that transaction will do is broaden and deepen our liquidity, which would only benefit our customers. I think the fact that we can be a viable alternative to the market is good for competition and it's good for our customers. And we are determined to work through that and to make that happen.

Sell Side Client Groups
Marc O'Brien, SVP Sell Side Client Groups

Q&A:

UNIDENTIFIED SPEAKER:

I guess a broader question which maybe you can try and address along those lines. There was a lot of discussion about not providing any less superior execution service, touch, etc., with much lower prices. And obviously the competitive pressure that was alluded to is still there. Can you talk broadly about how you are ultimately going to move your cost base to a position where you can try and recapture margin?

JEAN-MARC BOUHELIER, INSTINET:

I think we have moved our cost base. And if you remember my earlier presentation, we actually have 199 people who are allocated to support our ECN business, which, unless I'm totally confused, puts us about at the same level as any of our competitors. From a profitability standpoint, our models actually show us that with our new cost base, our new pricing and our existing business, that business is actually slightly profitable. Now we have no doubt that pricing pressure will continue to exist. And we intend to compete in that space. And I think the way we compete in that space is by acquiring further scale. And rather than talking about pricing, I would say that us getting together with Island is a way for us to build scale and actually pass some of the economies of scale back to our customers. But I want to make a point that Instinet alone with its new cost base and its current pricing, which is the most aggressive in the market, can generate a profit. It's not a huge profit, but it's a profitable business. We obviously make a lot more money now in the brokerage business, but that's where we are.

UNIDENTIFIED SPEAKER:

Just following up on pricing, it seems like with you guys at 30/20, Island at 19/11, SuperSoes at 20/10, whatever they're at, they're all kind of centering around a span. But there are other parts of pricing that aren't being discussed in these numbers, including ticket fees and market data revenues, etc. Can you just discuss what your thoughts are in terms of those?

BOUHELIER:

That was my point when I said that I believe we are actually the most competitive in the market. It is very simple. If you want to trade, you need a number of things. You need a front-end technology. You need a line between yourself and the place where you trade. You normally need to pay a fee to someone, whether it's an exchange, an ATS, an ECN or a broker. And you need to [report] that transaction. Now on all those fronts, when you add all those fronts, having the largest average trade size means that we have less trades to clear, and we have less messages to support than anyone else. With our partnership with Radianz, we actually are a provider of netware. We have the most competitive offer on the network side. And with our new front end, we can actually deliver to the customer within our transaction price, a free technology. So if you compare that to having to pay a transaction fee to a technology provider, network fees to a network provider, plus ECN fees, plus having to execute three times more trade than what you would have to do with Instinet, I can guarantee you we've done the math. We've actually showed it to our customers. We are the most competitive alternative in the market, and we intend, with Island, to remain that competitive player. And we intend to pass those benefits to our customers.


Financial Update & Closing Remarks
Mark Nienstedt, Acting President & CEO, Instinet Group Incorporated

NIENSTEDT:

Thanks. I'll spend a few minutes and talk with my CFO cap on. And, as I said earlier, we're not here to do a real financial presentation or talk about forecast. We talked a little bit earlier in the week when we had a conference call following the announcement on the Island transaction about how we look forward to that becoming accretive within about a year. And we thought we'd get some synergies and talk about the cost synergies that we felt very comfortable with and had conservatively done. But what I'd like to say is we're in the midst of a cost re-engineering ourselves. I'll give you a little bit of clarity as to where we stand now that we've finished in May. We've got just another couple of weeks to go in June. We'll have our earnings announcement around that third week in July, and we'll go through in-depth how we ended up the second quarter on both the revenue and the cost side.

I'm going to talk a little bit about what our Nasdaq volume's been doing, because it's gotten such a lot of attention and we've been a pretty large player within Nasdaq and we've had a lot of people follow and ask on that. And we've had a lot of changes over the year, and a lot fairly recently.

And I had a little more information on Island's historical financial and share information on a quarterly basis, and a bit on their composition of expenses, which a number of people may find useful in sort of thinking about how the two companies will fit together.

The first one I have is what we've done on the cost side. I'd say by the end of May we realized about $120 million of annual run-rate savings through a reduction in our headcount, largely through the reduction in headcount that we've had so far this year. We've gone from January 1 with 2,132 people worldwide to 1,570 people at the end of May. That's a reduction of 562; that's about 26% reduction. That was quite an effort. It came across many areas. We've got them presented here. They're all in the books which I see have been distributed, so you can take that with you. We exited one business line -- fixed income -- and that resulted in the reduction of 123. The little bar table on the left side shows the percentage reduction by area; so, obviously, fixed income getting out of that business was 100% reduction. Then ProTrader -- we did quite a re-engineering of reducing those offices, as Kimberly went through. That was the second largest in terms of the percentage reduction. It looks like just a little over 30% with the reduction of 50 people. Our corporate areas, which are really the support and overhead areas of the company, were the next largest, and you can see from there we've reduced in clearing, we've reduced in development. The little table shows that we've gone from 323 in development to 259. I know someone had a question earlier about the number of people we have in development. So, quite a lot of information on this page.

Sales and trading, we've reduced 37 internationally and 51 in the U.S. And, lastly, technology operations, 41. You may think it's strange that technology operations would be the smallest in terms of the percentage reduction, but it was really the one that we had the largest percentage reduction last year. And you'll recall that we went through cost reductions before we got to January 1. So we were quite a bit down on technology operations in '01 and a further 41. So, those reductions of 562 people were not effectively removing the lowest compensated 562 people in the organization -- it was very much fairly well-crafted throughout the organization. We focused very much on peripheral areas wherever we could. And then getting the balance down across the organization to be much more in line with what's going on on the revenue side, the revenue side having reduced largely from pricing and that largely focused on the U.S. sell side business.

Here's a slide that also has a lot of information. It's our share of Nasdaq as we present it. It shows five quarters from the first quarter of 2001 to the first quarter of 2002, and then April and May, or two-thirds of the second quarter of 2002. It shows our total share of the Nasdaq market as we've presented it on our web site, and it shows the breakout between how much was contributed by the sell side business -- U.S. sell side business -- and how much is everything else -- and in everything else we've got U.S. buy side business, we've got the international business, we've got all the LJR business, we've got the ProTrader business. So those are much less oriented towards Nasdaq. We've got almost an equal amount in those areas from New York Stock Exchange-listed stocks. But these are the Nasdaq figures and, as you can see, early last year we were 15.1% and then 15.3% of the total Nasdaq volume. And then it declined from there. We've worked on that quite a bit with our customers and through the third quarter into the fourth, and into the first quarter of this year. We've worked on the performance of our system to improve its speed, and we've worked on the pricing which, as everyone's aware of, has come down quite a bit.

Since then, and on the right side, on the monthly figures for March-April-May, this represents both the time where we have reduced our charges, our pricing -- which was mid-March on -- and it's also the time when we've had the most noticeable improvement in the speed of the system for the people that really depend on speed. We've seen that market share has gone from 10.8% in March to 12.3% in April and 13.6% in May. That, again, the growth has come back on the sell side as we've really picked up a lot of volume there. That's good news. It was our intention. I think you've got to be careful that you don't project that that growth would be at the same revenue benefit as our average, because that growth has really come in that sell side, and that sell side is priced aggressively. It doesn't take our costs up to do that extra business, but there is a dramatic change in our revenue from an increase in that business. I think it benefits us over the mid- and longer-term as we get the knock-on benefit of some of that liquidity providing support to all of our businesses, not just that sell side business.

We post our volume weekly on the website. You can go in and look at it. Today, we published last week's figures. I think they go in around lunchtime today. We were 14.8% of Nasdaq last week, the week ending June 7. That's our best single week figure since the week ending July 20, [2001], which was the week before SuperSoes was introduced last year, not that SuperSoes in and of itself was the main event responsible for the changes, but it was one of the events. And so we're very quickly at 14.8% approaching those 15% numbers that we had in the first quarter and the second quarter of last year. And so far this week, we're up over 16%, so it's kind of good to see that the hard work that everybody's put in, and the fairly tough things that we've done within the company on pricing are reaping the benefits we had hoped for.

Throughout this, the buy side business has remained steady. I'd say it's a very difficult market in the buy side out there now. By most measures and most discussions that we've had with people, Nasdaq recently has even more of its volume driven by the non-traditional fund manager kind of business that's in there. They've largely been on the sidelines, and even some what used to be great institutional names like Enron and WorldCom are now trading stocks, as we've referred to a few times.

The last thing I have -- and it's really less to talk through -- it's a little bit of more financial information on Island. I know we've had a number of requests for a little bit more information on historical figures for Island, and we decided that we would put these out at this time. These were figures that we had from doing our due diligence. Island has never publicly displayed its financial information. We had a little bit of it on the call and slideshow on Monday. But here we show by quarter for the last nine quarters the total revenue in millions of dollars, their pretax profit in millions of dollars, and their U.S. share volume. That's all of their share volume trading in U.S. shares -- up to the 14 billion-share level in the first quarter of this year. So they've had some very strong growth. They've consistently been profitable.

On the right side of this page, we've shown 2001 expenses as a percent of revenue. If you go all the way to the bottom of those percentages, you'd see pretax profit. So their pretax margin in 2001 was 24.3%, and their single largest cost was really their rebates -- their payments to brokers for providing liquidity. Comp and benefits -- they're a fairly small organization, largely technology driven with no people at all that would be beyond liaising with customers in the trading area or the clearing area. They've outsourced all of that; they're under 12% on comp and benefits.

So this should be useful for some people to just gain a bit of a perspective on how their business would look in comparison with Instinet's.

That said, we had one question earlier I didn't intend to get into. We've had some questions as to how we did see the future. We see this year as one [where we get] our costs down to reflect the price decreases, to let those price decreases and the other measures we've taken on technology and client focus to get back to where we're driving revenue up, and we can do it from profitable margins. And we very much have the intention of getting back up to 20% or a little better pretax profit margin. And, we're focused on businesses that support customers that are large growth prospects, and being in areas where we could look at strong double-digit revenue growth for as far out as you would care to look into the future, and have that done on healthy margins.

So those are our targets. We've got a big transaction to close, and work on the integration of, later this year. And I think that's going to put us in a strong position together, with the success we've had on the sell side business in getting those orders back in our system this year. So we feel pretty optimistic, although it's going to be a lot more work this year to really get there.

So I think we're open to questions on any topic, on this and any of the other topics. Then we're just going to go out and have more demos.

HARLAN FLINT, INSTINET:

Let me take Laurian's question first.

LAURIAN LYTLE, INVISTA CAPITAL:

How much of your volume comes through Nasdaq? And the framework from which I'm asking that question is, suppose you decide not to go into Super Montage. How much is actually coming from outside, either direct to you through third-party finance or whatever, so it actually comes in from outside Nasdaq?

NIENSTEDT:

I think, in a way, our business comes from our customers to us; so our decision of being inside or outside Nasdaq doesn't specifically limit those orders coming to us unless the customer has made a choice of going somewhere else.

JEAN-MARC BOUHELIER, INSTINET:

Most of our Nasdaq volume was coming from SelectNet. But SelectNet is a pretty inefficient mechanism, so using our FIX connectivity we shifted most of our customers away from SelectNet directly into us. And I think the last time I looked at it, I mean it was certainly something like 5-10% maybe.

LYTLE:

Five or 10% through SelectNet?

BOUHELIER:

Yeah.  And the trend, I would say, is our friend.  It's actually going down.

LYTLE:

Okay.  Thank you.

FLINT:

Let's have Charlotte go next if that's okay.

CHARLOTTE CHAMBERLAIN, JEFFERIES:

This is a very simple-minded question. What I'd like for you to do is to explain why, on the surfaces, this is wrong. I really appreciate -- I think we all appreciate -- this very detailed data on Island. Am I to compare it to your ... when I look at the first quarter, there are two questions. First, when I compare your transaction fees, which were roughly $267 million, and your shares, which were roughly 15 billion for the first quarter, you did more than five times the revenue on 10% more shares. Okay? And, getting back to the questions we've had all day about pricing, it just seems -- I mean, how are you going to be able to keep that wedge going? I mean, that's a huge, in terms of revenue per share, that's a huge, huge difference between the two firms.

FLINT:

Our revenue was inclusive of revenue from non-Nasdaq and, in fact, global revenue.

CHAMBERLAIN:

Okay. So how much, okay, that's exactly what I was looking for. How much of that $267 million was really not comparable? Just roughly.

BOUHELIER:

I think we gave you part of the answer. If you go back to the original pie chart, if you look at U.S. buy side business, our U.S. buy side business is 34% of our revenue. Half of that is Nasdaq, half of that is listed. I don't think you can compare listed business and non-listed business, because non-listed business is mainly a [commodity] business, [whereas] listed business is upstairs, blue-chip business, where we trade actually large size. So I think if you really want to compare, I think what you have to do is you have to take a fraction of the 50% of the 30%, and then you probably have to take 80% of the sell side business. So, the sell side business is currently about 21% of our overall revenue. If you take 90% of that, that's probably 19% of our overall revenue. And I think on the buy side, my advice would be to take probably something like 10% of our U.S. buy side business. I think if you add those two numbers and compare them to Island's business, you have a sensible comparison. I think anything else is really comparing apples and oranges. And, you know, you just look at what Natan is doing -- you look at market penetration, you look at all the work we're doing with Newport, you look at the fact that we have a global trading desk 24 hours a day that can actually provide institutions. They have none of that, and there are significant revenues tied to that. And actually one of the reasons their investors were happy to take our equity -- is because they knew that to build that would probably take them another three or four years and that their cost base would actually change dramatically.

LYTLE:

That's exactly what I was getting at, because, I mean, if [you look at] the aggregate level of numbers you've shown, that's the kind of comparison you would come to. So that kind of detail is helpful. The other issue is I assume that the reason in going from the fourth quarter of '01 to the first quarter of '02 that on roughly the same revenue at Island, the profitability went from $14 million to $8 [million]. I assume that's because they were just rebating more? It wasn't because suddenly they got more wonderful?

BOUHELIER:

No, I think that everyone knows that on March 1, they changed their pricing. I think that's public information.

LYTLE:

That's a huge hit then, if it was only one month's worth of pricing contributed to that huge a difference.

BOUHELIER:

Well, I think there was a combination of things. One is if you look at Nasdaq volume, Nasdaq volume was down probably 15-20% in the first quarter, compared to the fourth quarter of last year. And then the second thing is that they introduced January pricing.

LYTLE:

Okay, but the revenues are roughly flat.

NIENSTEDT:

Their costs went up a bit in the first quarter this year compared to the fourth quarter of last year as well, and up until very recently they did not know whether we were going to get to the point of agreeing on our transaction. And they were trying to do some of the beginnings of preparing themselves to add some more services to their business. So if you look at some of their other statistics, at some point we're going to have to determine when the right point is when we're closer to knowing that for sure this transaction will close -- and we fully expect that it will -- and do a detailed financial review of all of Island's business and give you more color into the particular quarter-to-quarter fluctuations. At this point, it just seems that, in fairness, it seems like a bit more than what we revealed on Monday was necessary at this point. We wanted to get these quarterly figures out to give people that kind of picture and a bit more color on what comprised that cost basis.

BOUHELIER:

Just to add to Mark's point, I think there are two things that we can say. One is that -- I don't know whether you realize -- but when Ameritrade bought Datek, part of the acquisition included a company called I-Clear, and I-Clear was a clearing firm for Island. Part of their expenses in the first quarter was actually to start building a self-clearing organization. Obviously, joining Instinet, you can expect that they won't have to build a self-clearing organization because we have one, if not the largest self-clearing organization in the U.S. And I think another element is that there were significant expenses on marketing in the first quarter, which if I understand were linked to probably a very aggressive campaign that you've all seen. And you cannot necessarily expect that they would maintain that kind of expense going forward. So there were a couple of exception items which, on top of the introduction of the new pricing, would explain some of the differences that you mentioned.

LYTLE:

Thank you for that detail.

UNIDENTIFIED SPEAKER:

Thanks. Referring back to the market share increasing over the last couple of months, I just want to make sure that the denominator is including shares that Island has been printing on to Cincinnati.

FLINT:

Yes.

UNIDENTIFIED SPEAKER:

Okay. And then, we spent a lot of our time focusing on all the Nasdaq issues you mentioned: your three strategies that you have there. I'd love to get your thoughts on what the New York is doing and if it's enough to defend their market share, because it's been fairly steady in that 80-82% range printed on their floor. Is there a huge opportunity, or are they able to just defend that going forward?

BOUHELIER:

Well, a couple of things. I mean, the client perspective, our clients have been trying specifically since the introduction of decimals in May of last, for us to have them find a solution to get probably a more transparent execution of that transaction on New York-listed securities. So there's a huge client demand. The problem we have is the eternal problem: that the linkages between the main marketplace -- which is the New York Stock Exchange -- and any other marketplace, are very inefficient. ITS is very inefficient.

There are two fundamental issues with ITS. One is that the technology itself is not very good. But there's a regulatory issue, and the issue is that a customer can sit on Instinet all day long at the beach and people can trade on the floor all day long at that price, and you'll get nothing done. So one of the challenges we have is actually to create enough liquidity upstairs with our customers, [so that they] actually get rewarded for actually trying. What we've done -- and we've been very successful, actually -- if you look at our, you know, we have a constant about 3% market share in our listed business over the last 12 months,

And actually there is one factor which just changed, which is 12 months ago we had 3% market share and we were crossing 20% upstairs. Last month we had 3% market share and we were crossing 45% upstairs. So what that means is our customers are starting to have a better feel, right, and a better experience. That's the reason why when you looked at the Plexus report, we used not to even show on best execution for listed because we were such a small player, and [because] we were crossing solely upstairs, could not provide improvement. In the last two quarters, we've improved that.

What's our strategy? I mean, we have two really basic strategies. One is that some of the block trading functionalities that we're bringing, and some of the automated market interaction functionality that we're building, hopefully will help the customer deal with the problem -- which I'll explain. And with our new functionality, what you'll be able to do is that you'll actually be able to be upstairs at Instinet, but at the same time interact with all the pools of liquidity. And what that means is that potentially you could actually have an order representative on the floor at Instinet, and the technology would actually help the customer manage the relationship between what's happening upstairs and what's happening downstairs on the floor. So that's one element. The second element is that if we believe -- and I think there's an organization which has actually been quite successful at doing that, which is ITG -- we believe that as soon as a successful rollout of Newport [occurs], through the successful rollout of new crossing products we're likely to actually own more limit orders in the listed business. As we own more limit orders, then our customers are going to have a better experience when they come to us.

Finally, we've actually been approached by a number of customers who are sort of starting to think that they may want to take the risk to actually provide liquidity, and there are really two sides to that. One is that a couple of buy side customers have approached us saying that they'd like to try and they'd like to take the risk of actually having a bit more upstairs. But also on the sell side, we have people -- including the people at your firm -- who have said, "Well, you know? We'd like to start maybe making a market upstairs at Instinet." So one of the things that we're going to look at doing is whether we can bring enough constituencies together. And certainly the Island acquisition, with [Island's] strong market share in ETFs, and our strong market share in blue chips, I think we start to create a platform where people will have a better experience. I think as they have a better experience, they put [in] more orders. As they put more orders, then we can grow the business. That's where we are.

Now, what's New York's perspective on that? You know, I don't know. I'm sure that they will fight very hard.

ANDY KIRSCHNER, ZONE TRADING:

I'm Andy Kirschner, and I can tell you all of our traders just hate the specialists and they'll do anything to trade on Instinet first. I think it's going to go very much like the Nasdaq. I don't think that -- I mean, the New York's come back with the direct execution -- and right now what we're seeing is, they are calling up people and saying, "Hey! You've got compliant violations." It's just like Soes was, you know. In the Soes bandit days of the early `90s - "We're losing our competitive edge so we're going to try to regulate you out." Well, they're not going to be able to do it. And so what we're seeing now is the specialists are getting hurt when they decide to do this Direct Plus where they have an automatic execution of up to a thousand shares in two to five seconds. Two to five seconds is an eternity. But still they're starting to get hurt, and now we see the specialists move a stock a point and a half or two points with 100 shares on each side, really violating all rules just so that they won't have to honor any executions. And so I think it's inevitable that the New York's in trouble, and I don't think that the people over there -- I mean, the powers that be are too entrenched, and they're not going to give up without a fight, and then it'll be too late.

BOUHELIER:

Some of the feedback we got from our customers Monday -- following the announcement of the deal, we all called a lot of customers to talk to them -- and there was actually an interesting thing which is that, specifically, all the big firms that we called did not really want to talk about Nasdaq. They actually wanted to talk about whether we could do something together in listed. It was sort of interesting.

UNIDENTIFIED SPEAKER:

Yes, Mark, just on the market share numbers. Is that also the uptick? Is it also going to include routing volume? Is that going to impact?

NIENSTEDT:

Yes, the market share figures that we show [when] you go to our website, take the market share figure that we show, go to their website, take the market share figure that they show, and add those two together. It's consistent. They've shown matched volume. We've shown our total Nasdaq volume, which may or may not get traded inside Instinet's matching engine.

BOUHELIER:

Just to give you a sense, I mean, I think Mark said that yesterday and today we're tracking at 16% [market share], that's actually 16% matched. And that means that what we're going to report on our website will probably be closer to 17 actually.

UNIDENTIFIED SPEAKER:

Okay. And then, I guess, a little just to follow up on the listed discussion. If they were ever to go -- and I know they're seriously debating this -- to a dual-quote system where they, you know, try to segregate the small orders, how do you see that? Do you think that they could do that? And I know that they've had a bad experience with Direct Plus, but does it seem like they've got more to lose now when they go in and attack it the second time. What's your views?

BOUHELIER:

We've not really studied the subject. Natan, do you want to take that? I mean, the reaction from our team is that that's an opportunity for us, but maybe, Natan, you'll want to explain why.

NATAN TIEFENBRUN, INSTINET:

I think it may be an opportunity for us because, in calling clients about the Island transaction, this subject came up. The program-driven arbitrage client base saw this as a great opportunity for them. So they looked to us and said, "If New York does that, we're going to eat them alive." And, obviously, we would be one of the vehicles by which they would effectively make markets [of] their own to specialists. So, you know, will they get into trouble with it? I think yes. I think some of the automated electronic market making firms will make their lives difficult if they try and segregate the business that way.

BOUHELIER:

So please, please don't tell them.

KIRSCHNER:

A quick follow-up question. You mentioned the increased crossing percentages in your listed business. How much of that is due to the increased volume in the ETFs?

BOUHELIER:

Actually, unfortunately, I have to report that ETF market share has actually gone down, and I think we understand why. And that's why actually when you look at our listed performance, we report a constant 3% market share. But if you look at our listed revenue, our listed revenues have actually gone up quite significantly. . So actually what we have done is really gained market share in the blue chips, and gained market share with institutions crossing upstairs. And we feel very good about that. One of the things we were trying to do -- and we were not there yet because we had to make a few changes -- was actually to recover our position. Let me just explain to you why I think we lost market share on the Q's. There are three elements to the Q's. One is speed, one is price; and one is market data rebates. We fixed the speed. We fixed the price. But, unfortunately, we had to wait for July, for some reason, in terms of how we trade reports to actually start capturing the market data rebate that we would need to capture to actually rebate back to the customer. So effectively what we've done is we've listed for the last six months with a fairly uncompetitive product. Interestingly enough -- and this is where, again, there's another complementary activity between us and Island -- is that our customer base on the Q's is mainly institutional. So, we actually have essentially institutional customers actually coming and trading Q's with us. And most of the time on the other side of those trades, you have either a large market-maker or another institution. They've obviously grown a significant business with other of the client segments, so we believe that together we will have a more complementary overflow and a bigger overflow on Q's. So I'm quite excited about that.

FLINT:

Any others?

UNIDENTIFIED SPEAKER:

Following up on the ETFs, if you look at a couple of years, there's a couple of different businesses on the ETF. There's the trading business; there's the issuance and the redemption, both here and in Europe. Do you have a view what the ratio of the net issuance activity would be relative to the trading activity?

BOUHELIER:

No!

[LAUGHTER]

I'm sorry, the answer is no. I mean, I would be happy -- unless there's someone on the team?

FLINT:

Did you have a question?

Guy Moskowski, Salomon Smith Barney:

Yeah. Thanks. I'm going to make a statement which I hope you will push back at based on what we've heard today in the context of your having announced your transaction on Monday, and then I'll ask a question that follows up on that. The statement would be that, given what we've heard today, it doesn't really appear that you think that the acquisition that you're making is particularly transformational. It's not something that's expected to transform the capabilities and the margins of this company. That's the one I'm interested in your pushing back at if there is a push back. And then the follow-up question to that would be, given competitive pricing changes that have occurred at both Island and Instinet, the margins, as you've demonstrated, for both companies have declined quite significantly. And the question is, in the context of the transaction that you're doing, beyond the cost-cutting that you've already shown us, why should we believe that margins can improve?

BOUHELIER:

Okay. The first question is the strategy rationale for the transaction. I guess there are really -- they really fall into -- three categories. One is that, as we said before, scale is important. And I think that [what] we've been successful at doing, and what Island has been successful at doing, is growing market share organically. The problem is that the game is moving fast, and we think -- I think we think together -- that actually reaching that scale fast enough is an important success factor.

And I just want to go back to the technology presentation, because there was a very important point in there that maybe has not been highlighted. It's that by re-engineering our technology and introducing that layer called SmartRouter, we've actually made our integration of Island and Instinet -- presenting that pool as a virtual liquidity pool to the customer so that the customer feels that it's one pool -- extremely easy. So we, as a combined organization, are very comfortable that we will be able very quickly after the close to make the customer's experience as if it was a single liquidity pool.

And, therefore, going back to my point, if the primary objective is scale and achieving scale rapidly, I don't think there was a better transaction to do it.

The second point is that I think Instinet has done quite a fantastic job in the last 12 months fighting on, as you can see, 25 different fronts. And I think what Island has done very effectively is fighting on one front, which is sort of the growing of the liquidity pool. And we believe that the combination of our experience and our expertise on the buy side business, on the front end technology, on the research, and on other things combined with the expertise that Matt and Ed and their team actually bring from a liquidity pool perspective, will actually be significant and would create probably -- as, I think, Tom Glocer called it -- the best management team of the industry. And I think the four of us feel like that, and we're very happy that we can actually combine so much management talent in a single organization.

[LAUGHTER]

I think the third rationale is that we believe -- and that goes back to scale -- we believe that medium- to long-term we can actually significantly rationalize [the] organization. But I think what we were trying to do on Monday -- and it's like every time you try to be honest, people think that you're not going to achieve what you set to achieve -- we said our primary objective is to make the customer feel it's a single core [system]. The secondary objective, create synergies between these two organizations so you can actually scale and remain competitive. And I think what people heard is that there will never be any synergies, or the synergies were not aggressive enough. I think that the two organizations have obviously worked a lot together through due diligence. But, you know, they're only coming together, and I think it's unrealistic for you to expect us to make grandiose statements about creating significant synergies. But hopefully, what you can do is: you know, I have 199 people on my ECN, you know they have 173 people; you know I have 15% of my revenue in the ECN, you know they have 100% of their revenue in their ECN. So I think we're giving you some elements to help you think of that. And I guess that would be my answer to your question.

Eric Wasserstrom, UBS Warburg:

This question follows up on that technology issue. My understanding of what you've said with the isolation layer that exists -- I mean, my understanding of Instinet's technology in simple terms is that it's an ECN technology that [also] has broker-dealer technology integrated into it, whereas Island is exclusively an ECN technology. So how easy is it then to replace or accommodate Island's technology without tearing out that integration that links the two pieces of your own?

BOUHELIER:

Andrew, do you want to take that?

ANDREW BANHIDI, INSTINET:

Yeah. I think what we're seeing is we have two matching engines that can co-exist side-by-side. One is specialized for one thing; one is specialized for something else, which is exactly what you're saying. By having an intelligent abstraction layer or routing piece in front of it, you can then determine by order type or by order categorization or by whatever parameters you like which way you'd like to route. So from a client perspective there is one virtual matching engine that you're working toward. And also from an application perspective, whether it's Newport or whether it's Portal or whether it's some other front end, as long as it's going through that abstraction layer, it also sees only one liquidity pool because, don't forget, we're actually going to 40 liquidity pools every time we enter a trade potentially in Newport. But Newport only sees one. It sees one interface, and that interface is SmartRouter. So that's the way that we would naturally do the first point of integration.

I think that you're in a position now where you can have a hundred matching engines. It really doesn't matter. You can tune each matching engine to do specific things. You can tune it to do it by alphabet. You can tune it to do it by order specification. You can tune it by whatever kind of criteria you want, and that's flexibility if you're able to abstract and have only one interface to the outside world to all of things. And, of course, the other trick is to make it all fast enough so that you get reasonable response time. I think between the SmartRouter, between their matching engine and the way that we've been able to do the abstraction for our applications and shown that we've got the speed, I think we can do that.

If you think about I, this is what we're trying to do and this is what the industry in general is trying to do with technology. And the idea is to componentize things, to take away monolithic wholes, and this is what distributed computing is really all about. It's really all about coming up with smaller and smaller and more discrete bits of functionality with common interfaces that you can snap together to create applications. What you're really doing is creating abstraction layers. So, the more discrete the bit of functionality, the more flexibility you'll actually have. And you actually do redundant kinds of things, as you say, all the time in the name of scaling and in the name of redundancy. So, for example, the reason that every single application server has things like load-balancing, what you're doing is you're creating redundant instances, but the reason you're doing that is because you want to be able to have scalability horizontally, and you want to be able to have redundancy. So, in a way, that's what we're doing. And, again, I'm only talking about the first point of integration. This is the obvious first point of integration if we were to start doing stuff tomorrow with them. What happens down the line, and whether it makes sense down the line to actually integrate all into one matching engine so you'll have like one uber-matching engine, or whether you don't, that's really a way away. I think we need to explore each other's technology and also get more into what the business is going to decide before we make those choices. But the good news is, we don't have to.

BOUHELIER:

There are obvious synergies for us and our customers without going to the matching engine. You know, they connect to 790 customers, and we connect to 3,250 customers. I think it's pretty fair to make the statement that probably most of the 790 are included in this 3,250, so it's easier for the customer when the customer is picking up that bid or, for instance, Island picks up that deal, we can actually rationalize that communication. So that's one step towards it.

The second thing is that, in a way, if we can have an integrated SmartRouter that actually sends some of the very high-volume, small-size flow to their engine and frees up resources in our engine to do price discovery for larger size, what we can do potentially is we can deliver to our customers a sensible interaction between those two markets. I mean, I think one of the things that no one has cracked is this sort of two-speed market. And as the market has become electronic, what you have more and more -- and this is one of my favorite subjects; we've studied it quite a lot -- is that you have a very extremely efficient market to find the price for 100 shares. And then you have people at the other side who are trying to move 25 million. And despite all the technology, despite everything else, at this point in time, when people get lost, they revert to capital because they have not found a way to efficiently make those two markets connect.

And I think that one of the things -- if you want to think sort of medium-term -- I think one of the things that Instinet and Island can do coming together is actually maybe deliver two electronic platforms that interact very diligently with each other where you can actually have some of those flows, which almost never interact, interact. We have data on that. We have analysis of our own engine. That flow almost [never] interacts because basically the buy-side customer goes into the engine, and then the program guys and the market-makers go in and they say, "Whatever is there, 50, 100, I take." And you have like a motorway with millions of cars going, and then you have a guy upstairs with his truck and he's trying to unload his truck and nothing moves.

And, you know, I think that if I have something to say about market structure and how actually the way market structure has made things worse in the last three years, is that they've actually created the two-speed market. And I think what we're all trying to do -- what the brokers are trying to do, what the electronic [systems] are trying to do with the customers of the buy side, by sort of beefing up their trading desk and taking control of the trading, is to resolve that problem. We believe that actually the combination of some of the things that Instinet knows how to do very well, and some of the things that Island knows how to do very well, may actually create something that's closer to an electronic solution to that problem. I can see that I got your attention. [LAUGHTER]

UNIDENTIFIED SPEAKER:

One thing you haven't talked much about is your reserve book. When you put your's and Island's reserve books together, what kind of competitive advantage does that give you relative to SuperMontage, and also to building some kind of greater liquidity pool for listed stocks?

BOUHELIER:

We, I guess, there are three things on that subject. One is that we both have what is known as a reserve, but I would say reserve and discretionary books. And just to make sure that everyone understands, what we're doing is that we give the customer the ability to tell the market that they want to pay a certain price, but actually to tell the system something different. What they tell the system is that actually there's someone on the other side that's really serious. I'm happy to pay more as long as I get the right quantity. And if you look at all the trends on Instinet, the average order size has actually doubled in the last 12 months, and the amount of orders in reserve I think has quadrupled or quintupled, because what we've done is we've given customers functionality to improve performance. And what do they do? They use it. So what happened is that you have a bid driven by program guys and market-makers, and then you have institutions who are sitting up there and saying, "Well, you know, maybe I'll pay this, but actually if there's someone really serious on the other side. I'm happy to pay a little bit more."

Island is going to introduce some of the functionalities to their customers, and they also have a huge pool of orders upstairs. So one of the things that we think is one of the potential synergies, but the last thing I would say today is [to] make a statement about what the value of it is. One of the potential synergies -- and that goes back to the SmartRouter - is as we make the Smart Router aware of the reserve book, we think that our matching rate will actually improve, and that's part of the phase I integration. The phase I integration will have two things. It will have the SmartRouter connecting to Island, and it will also have their smart router and our smart router being aware of the market data of the other engine, including the reserve. And we think that that will give our customers a better experience, a better execution, and as they get a better experience and a better execution, they're likely to post more bids on our platform.

Now, so that's one thing. On our current product, going back to the Trading Portal, when you put an order on the Trading Portal, it does not go into the Instinet engine, it goes into the Smart-Router. And the SmartRouter says, "Not only are there 3,000 shares visible at Instinet, but there are actually a million reserved." So it's actually not just going to give you access to the visible liquidity, but it's going to give you access to the hidden reserve discretionary liquidity. And one of the great selling tools has been that as we put the Portal on the customer's desk, they just put an order into it, and immediately they get a better feel. And as they get a better feel, they put [in] another order. If it's reserved, so they actually become part of the solution as well. And that's what I'm saying -- you end up with two markets. You end up with a market that's best bid and offer, driven by program guys and market-makers. Then you end up with this market upstairs which is much less visible where people are trying to do price discovery for bigger size. And I think what we can do together is really bring those things to the customer and give each customer the experience they're looking for.

FLINT:

This is the last question.

KIRSCHNER:

Just a follow-up to that question. I understand from Island that about half of their executions actually happen off the montage from these reserve orders and these types. Do you see similar numbers in your executions?

BOUHELIER:

When you say off the montage, do you mean off what's displayed?

KIRSCHNER:

Off what's displayed on the montage, exactly.

BOUHELIER:

I'm not sure I know that percentage. Does anyone know that percentage? I'm not sure. Can I come back to you on that? I would certainly say that a lot of our institutional overflow happens off the reserve and discretionary, but a lot of the market-maker flow actually happens off the reserve and discretionary because remember, as I said to you, once a market maker has used capital and taken 8 million shares from institutions, he has become an institution. He now has to move that stock without moving the price.

FLINT:

All right. That's it, I think. I'm going to close up. It's interesting, as is always the case with Instinet, it seems that we can talk for coming on eight hours and talk about all the different market segments that we're focused on. We can talk about all the services and products that we provide to customers across 40 different markets, and we end up asking 30 minutes of questions about the Nasdaq liquidity pool. [LAUGHTER] So, hopefully, the broader message about Instinet hasn't been lost completely, although we're very conscious of how important some of these angles on our Nasdaq business are important to you.

I'd just like to thank everybody for coming and spending so much of your valuable time listening to Instinet today, particularly people who've come all the way from London or from the West Coast, some time and some distance away. It's been a year since we've given the market, I think, as thorough an update as we have tried to do today, and I hope it's been useful for you. I'd like to thank the IR team and the marketing team at Instinet and the facilities group that helped make sure that today's events were as smooth as they could be; and we'd like to welcome you and encourage you to stick around for a little while longer if you can and corner some of the guys on the wall over here if you have further questions or these guys here. And we'd like to try to give you more information where we can. But, thank you.

[APPLAUSE]

FLINT:

Oh, yes. Including the demonstrations which are going to be run out in the demo rooms out here in the hallway.

[ENDS]

The following slide was shown during Mr. Nienstedt's remarks:


Financial Update
----------------------------------------------------------------------------------------

       Island Revenue, Pre-tax profit and US share information Q1 2000 - Q1 2002


In millions             Pretax      US*
 unaudited    Revenue   Profit    Shares        2001 Expenses as a percent of Revenue
------------------------------------------      ----------------------------------------
   Q1 00        20.2     2.2       6,001        Broker Rebates                     27.0%
   Q2 00        21.7     4.2       5,904        Brokerage, Clearing, Exchange      17.7%
   Q3 00        22.0     1.5       6,211        Comp and Benefits                  11.6%
   Q4 00        29.5     2.4       8,794        Marketing                           6.9%
   Q1 01        42.0     12.1      11,454       Communications                      4.4%
   Q2 01        40.2     8.1       10,583       Occupancy and Equipment             3.4%
   Q3 01        34.0     6.4       8,921        Depreciation/Amortization           2.4%
   Q4 01        49.9     13.7      14,098       Other                               2.3%
   Q1 02        50.7     8.0       14,035       Pretax Profit                      24.3%
------------------------------------------      ----------------------------------------
*Single Counted


On July 25, 2002, in connection with the proposed acquisition of Island Holding Company, Inc. (the "Transaction"), Instinet filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 that included a preliminary proxy statement of Island, a preliminary information statement of Instinet and a preliminary prospectus of Instinet. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY/INFORMATION STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY/INFORMATION STATEMENT-PROSPECTUS REGARDING THE TRANSACTION, WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary proxy/information statement-prospectus and the definitive proxy/information statement-prospectus (when available) and other related documents filed by Instinet with the SEC at the SEC's website at www.sec.gov. Investors may also obtain these documents free of charge from Instinet by directing such requests to: Instinet Group Incorporated, 3 Times Square, New York, New York 10036,
Attention: Investor Relations (tel.: (212) 310-4595).

The foregoing transcripts contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the Transaction are subject to risks that the closing conditions to the Transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the Transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Island and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.